Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Harry Winston Diamond Corporation (“Harry Winston”)
P.O. Box 4569
Station A
Toronto, Ontario
M5W 4T9

Item 2 Date of Material Change

January 11, 2013

Item 3 News Release

A news release with respect to the material change referred to in this report was issued in Toronto, Ontario via Canada Newswire on January 14, 2013. A copy of the press release has been filed on SEDAR and is available at www.sedar.com.

Item 4 Summary of Material Change

On January 14, 2013, Harry Winston announced that it, HWH Acquisition Company LLC (“HWH Acquisition”), an indirect wholly-owned subsidiary of Harry Winston, and The Swatch Group Ltd. (“Swatch Group”, and together with Harry Winston and HWH Acquisition, the “Parties”) had entered into an agreement (the “Agreement”) pursuant to which Swatch Group has agreed to acquire from HWH Acquisition all of the issued and outstanding shares of HW Holdings, Inc. (“HW Holdings”), which owns all of the issued and outstanding shares of Harry Winston, Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand (the “Transaction”), for an aggregate cash purchase price of: (a) U.S.$750 million; plus (b) the sum of all amounts in excess of U.S.$5 million contributed or invested by Harry Winston subsequent to signing and before the closing of the Transaction (the “Closing”) to or in HW Holdings; and less (c) the amount, if any, by which the Pro Forma Net Debt (as defined in the Agreement) on the date of signing is more than U.S.$250 million (such aggregate amount, the “Purchase Price”). Closing is subject to the receipt of certain regulatory approvals and other customary closing conditions.

As part of the Transaction, Harry Winston will change its name and the names of its applicable subsidiaries (excepting HW Holdings and its direct and indirect subsidiaries (collectively, the “Harry Winston Group”)) to remove all references to “Harry Winston”, “Winston” and/or “HW”, effective as of the Closing. Harry Winston intends to, on Closing, change its name to Dominion Diamond Corporation.

Closing is currently expected to occur within the first fiscal quarter of 2014.

The Agreement also contemplates that following Closing, Swatch Group will engage Harry Winston, on a non-exclusive basis, to source polished diamonds for Swatch Group and its affiliates on terms and conditions satisfactory to each such party, such sourcing to be generally consistent with the current arrangements between Harry Winston and the Harry Winston Group, and competitive with regards to price, terms of delivery, specifications, quality and quantity of the sourced products.

Item 5 Full Description of Material Change

The Transaction

On January 14, 2013, Harry Winston announced that it, HWH Acquisition, an indirect wholly-owned subsidiary of Harry Winston, and Swatch Group had entered into the Agreement pursuant to which Swatch Group has agreed to acquire from HWH Acquisition all of the issued and outstanding shares of HW Holdings, which owns all of the issued and outstanding shares of Harry Winston, Inc., the premier fine jewelry and watch retailer operating under the Harry Winston® brand, for an aggregate cash purchase price of: (a) U.S.$750 million; plus (b) the sum of all amounts in excess of U.S.$5 million contributed or invested by Harry Winston subsequent to signing and before Closing to or in HW Holdings; and less (c) the amount, if any, by which the Pro Forma Net Debt (as defined in the Agreement) on the date of signing is more than U.S.$250 million. Closing is subject to the receipt of certain regulatory approvals and other customary closing conditions.

As part of the Transaction, Harry Winston will change its name and the names of its applicable subsidiaries (excepting the Harry Winston Group) to remove all references to “Harry Winston”, “Winston” and/or “HW”, effective as of the Closing. Harry Winston intends to, on Closing, change its name to Dominion Diamond Corporation.

Closing is currently expected to occur within the first fiscal quarter of 2014.

The Agreement

The following is a summary of certain terms of the Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Agreement, which has been filed separately by Harry Winston with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov).

Conditions of Closing

The obligation of the Parties to complete the Transaction is subject to the fulfillment of each of the following conditions, each of which may only be waived by mutual consent of the Parties:

(a)	all of the Closing Regulatory Approvals (as defined in the Agreement) shall have been obtained;

(b)

each of Harry Winston and its subsidiaries (excepting the Harry Winston Group) shall have changed their names (as applicable) so as to remove all references to “Harry Winston”, “Winston” and/or “HW”; and

(c)

there shall not be in effect any applicable law (other than any law relating to any Regulatory Approvals that are not Closing Regulatory Approvals) that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins any Party from consummating the Transaction.

The obligation of HWH Acquisition to complete the Transaction is also subject to the condition precedent (which may be waived, in whole or in part, by HWH Acquisition in its sole discretion) that all covenants of Swatch Group under the Agreement to be performed by Swatch Group prior to Closing have been duly performed in all material respects.

The obligation of Swatch Group to complete the Transaction is also subject to the condition precedent (which may be waived, in whole or in part, by Swatch Group in its sole discretion) that all covenants of HWH Acquisition under the Agreement to be performed by HWH Acquisition prior to Closing have been duly performed in all material respects.

Regulatory Approvals

The Parties have identified that sanctions, rulings, consents, orders, exemptions, permits and other approvals under competition or antitrust laws in the United States of America, Japan, Switzerland, France, Taiwan, China, Austria, Germany, Turkey, and Ukraine may be required in connection with the Transaction.

Subject to the terms and conditions of the Agreement, the Parties have agreed to use their reasonable best efforts, on a co-operative basis, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Transaction as soon as practicable, including:

(a)

co-operating with each other and acting reasonably to determine as promptly as practicable following the date of signing, which of the potential regulatory approvals identified by the Parties (as described above) will be “Closing Regulatory Approvals”; and

(b)

using their reasonable best efforts to obtain and maintain all regulatory approvals and all approvals, clearances, consents, registrations, permits, authorizations, notices and other confirmations required to be obtained from any third party that are necessary, proper or advisable to consummate the Transaction.

Swatch Group has agreed to take any and all steps necessary to obtain the Regulatory Approvals, including, without limitation, making such arrangements, undertakings or agreements in respect of any of the businesses, properties, assets, rights or interests of the Harry Winston Group and/or Swatch Group and its subsidiaries and affiliates (in each such case without any reduction in the Purchase Price) as may be required in order to obtain the Regulatory Approvals.

Senior Secured Credit Facility

On Closing, Swatch Group has agreed that it will or will make arrangements to, without any reduction in the Purchase Price, pay and discharge in full all amounts outstanding under Harry Winston, Inc.’s senior secured revolving credit facility, and obtain the release of all related liens and any guarantees in respect of such facilities provided by Harry Winston and its subsidiaries.

Termination Provisions

The Agreement may be terminated:

(a)	by mutual written agreement of Swatch Group and HWH Acquisition; or

(b)

by Swatch Group, if HWH Acquisition has failed to perform any covenant or agreement on the part of HWH Acquisition set forth in the Agreement that would cause the condition precedent for the benefit of Swatch Group not to be satisfied, provided that Swatch Group is not in breach of the Agreement so as to cause the condition precedent for the benefit of HWH Acquisition not to be satisfied; or

(c)

by HWH Acquisition, if Swatch Group has failed to perform any covenant or agreement on the part of Swatch Group set forth in the Agreement that would cause the condition precedent for the benefit of HWH Acquisition not to be satisfied, provided that HWH Acquisition is not in breach of the Agreement so as to cause the condition precedent for the benefit of Swatch Group not to be satisfied; or

(d)

by either Swatch Group or HWH Acquisition if Closing has not occurred on or prior to July 31, 2013, subject to extension of such outside date in certain circumstances and provided that a Party whose breach of the Agreement caused or resulted in such failure may not exercise such termination right.

Guarantee

Harry Winston has guaranteed all of the obligations of HWH Acquisition under the Agreement, subject to the terms thereof and not exceeding any liability or obligation of HWH Acquisition. Under the Agreement, Harry Winston is entitled to all rights, privileges, defences and limitations available to HWH Acquisition with respect to any obligation or liability thereunder, including, without limitation, all provisions of the Agreement relating to limitation of liability.

Representations and Warranties; Covenants; Indemnification

HWH Acquisition has provided certain customary representations and warranties to Swatch Group in the Agreement, and Swatch Group has also provided certain customary representations and warranties to HWH Acquisition in the Agreement. In addition, under the Agreement HWH Acquisition has agreed to certain “ordinary course of business” covenants in respect of the Harry Winston Group. The Agreement also provides for indemnification following Closing in respect of breaches of representations and warranties or covenants or obligations under the Agreement, subject to certain restrictions and limitations.

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Caution Concerning Forward-Looking Statements

This material change report contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) relating to the proposed sale of the luxury brand diamond jewelry and timepiece division of Harry Winston, including forward-looking statements regarding the completion of the proposed Transaction and other information or statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions, including risks relating to the timing of, and ability to satisfy, the necessary conditions to Closing, including the receipt of all necessary regulatory approvals. The results or events predicted in forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this disclosure, and should not rely upon this information or statements as of any other date. While Harry Winston may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in forward-looking statements is contained in Harry Winston’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Robert A. Gannicott, Chairman & Chief Executive Officer
Telephone: (416) 362-2237

Item 9 Date of Report

January 18, 2013.